March 14, 2017

Mr. Gus Rodriguez

Accounting Branch Chief

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc.

Form 20-F for Fiscal Year Ended March 31, 2016

Filed June 23, 2016

File No. 001-15270

Dear Mr. Rodriguez:

Thank you for your letter dated March 8, 2017, with respect to the above-referenced filing.

We are currently in the process of compiling a response to your letter and believe that we will be able to submit the response by no later than April 7, 2017. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Takumi Kitamura
Takumi Kitamura
Chief Financial Officer

cc:	Dave Irving

(Division of Corporation Finance,

U.S. Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)

Noboru Miura

(Ernst & Young ShinNihon LLC)